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February 14, 2020	vedderprice.com Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

Via Edgar Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Driehaus Mutual Funds

Post-Effective Amendment No. 139 under the Securities Act of 1933 and Amendment No. 142 under Investment Company Act of 1940 (the “Amendment”)

File Nos. 333-05265 and 811-07655

To the Commission:

On behalf of Driehaus Mutual Funds (the “Trust”), we are transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), the Trust’s Post-Effective Amendment No. 139 to its Registration Statement on Form N-1A (Amendment No. 142 under the 1940 Act).

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(2) under the 1933 Act for the purpose of adding a new series, the Driehaus Small/Mid Cap Growth Fund, to the Trust. We intend for this Amendment to become effective on April 30, 2020.

Please contact the undersigned at (312) 609-7616 if you have any questions.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser

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